Press Release	Source: Gamma Pharmaceuticals Inc.

Gamma Pharmaceuticals Inc. Receives Certificate of Hygiene for Products in China

Wednesday September 3, 9:10 am ET

Certificate Allows Company to Commence Sales in Country Immediately

LAS VEGAS--(BUSINESS WIRE)--Gamma Pharmaceuticals Inc. (OTCBB: GMPM - News) announced today that the Company’s China-based operation has received its Certificate Of Hygiene from the Customs Office in the People's Republic of China. The Certificate of Hygiene is a requirement for any imported food grade product, and will allow the Company to sell product in the country immediately. The Company expects to commence sales of Gamma’s Brilliant Choice® Gelibites® nutritional supplements this month and plans to appoint up to three national distributors in China.

Gamma’s first shipment to China has an approximate value of $300,000. The products were produced in the US, but customized for the Chinese market with dual language labeling and localized formulas. Today, Gamma’s China operations are directed from the Company’s Beijing Representative Office. Gamma utilizes its China operation for selected off-shore functions including graphic design, printing, and distribution resources. Gamma manages and controls all marketing, advertising and promotion resources internally.

Hao Zhang, Gamma’s Chief Marketing Officer and Gamma’s Beijing Office Representative, added, “We are excited to begin selling products in China. The Chinese market is ready for our unique Gel products and we believe our positioning should ensure consumer uptake and repeat sales. This will be especially important as we expand our market reach and product mix.”

Peter Cunningham, Gamma’s CEO, added that “Our ability to produce in the US and distribute throughout China, we believe, sets us apart from many of our competitors and ensures that the Company will have a diversified portfolio of products and sources of revenue. We believe the Company is well positioned to become a leading supplier of nutritional supplements in China.”

Gamma Pharmaceuticals Inc. is a marketing and product formulation company focused on developing, marketing, and selling innovative product lines of nutritional supplements, personal care products and OTC pharmaceutical products in Greater China (China, Hong Kong & Taiwan) and the United States. Gamma’s product formulations, based on its proprietary “Gel Delivery Technology” (Gel Delivery Technology Gamma®) are marketed and sold in categories growing at 60% per year and generally described as “wellness products.” Gamma offers consumers one of the industry’s only complete line of gel product forms, including solid gels, liquid gels, crystal gels and gel strips. Gamma’s leading position in gel technologies enables the Company to profit from consumer preferences which are moving away from pills and capsules and towards new and more effective gel product forms. Gamma presents consumers with a choice that offers a more pleasant experience with convenient, great tasting and fast acting product forms.

Gamma master brands include: Brilliant Choice™ and SAVVY™ Vitamins, Nutritional Supplements and Immune Boosters; iceDROP Instant Hand Sanitizer™ (Beijing); Diabetes Type II / Pre-Diabetes, Stress reduction, Cognition, Well being, Menopause Symptoms, and Personal Care Products. Youth products are sold as Jugular® Energy – “Go for the Jugular™.” Gamma also develops and manufactures house brands for major retailers in America. In China, Gamma holds licenses for 9 SKUs.

Gamma targets consumers in the fast growing Greater China and U.S. wellness and healthcare markets (LOHAS) and the youth energy products market with Gel products. Primary Channels are retail pharmacies, supermarkets, club stores and other big box outlets, as well as the U.S. Military. Secondary channels are Internet and direct selling. Gamma uses third party distributors or sells direct to retail.

Forward-Looking Statements: This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, and actual circumstances, events or results may differ materially from those projected in such forward-looking statements. The Company cautions readers not to place undue reliance on any forward-looking statements. The Company does not undertake, and specifically disclaims any obligation, to update or revise such statements to reflect new circumstances or unanticipated events as they occur.

Contact:
Gamma Pharmaceuticals Inc.
Peter Cunningham
Joe Cunningham
702-989-5262
or
CEOcast, Inc.
Dan Schustack
212-732-4300

Source: Gamma Pharmaceuticals Inc.